EXHIBIT 99.3

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information contained in this annual report of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. Financial and operating data elsewhere in the annual report is consistent with the information contained in the financial statements. The financial statements and all other information have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include some figures and assumptions based on management's best estimates, which have been derived with careful judgment.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and recommends their approval by the Board of Directors. The auditors have full access to the Audit Committee with and without management present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP Chartered Accountants, whose opinion is contained in this annual report.

/s/ Michael I. M. MacMillan Michael I. M. MacMillan CHAIRMAN AND CHIEF EXECUTIVE OFFICER	/s/ W. Judson Martin W. Judson Martin SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	/s/ Rita A. Middleton Rita A. Middleton SENIOR VICE PRESIDENT, FINANCE — CORPORATE

AUDITORS' REPORT

To the Shareholders of Alliance Atlantis Communications Inc.    We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at March 31, 2003 and 2002 and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for each of the years in the three-year period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

JUNE 17, 2003 TORONTO, CANADA	/s/ PricewaterhouseCoopers LLP CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

ALLIANCE ATLANTIS COMMUNICATIONS INC. AS AT MARCH 31, (IN MILLIONS OF CANADIAN DOLLARS)	2003	2002
		(REVISED)
ASSETS
Cash and cash equivalents	1.9	1.8
Accounts receivable	296.5	354.7
Loans receivable	8.0	10.0
Investment in film and television programs (note 3):
Broadcast Group	171.7	132.0
Motion Picture Distribution Group	141.9	123.7
Entertainment Group	522.2	454.2
Development costs	33.7	30.4
Property and equipment (note 4)	76.4	91.0
Investments (note 5)	20.8	63.8
Future income taxes (note 17)	120.1	126.1
Other assets (note 6)	40.1	51.0
Broadcast licences	109.3	109.3
Goodwill	152.5	152.5

	1,695.1	1,700.5

LIABILITIES
Senior revolving credit facility (note 7)	90.1	97.9
Accounts payable and accrued liabilities (note 21)	551.4	471.8
Income taxes payable	17.7	30.3
Deferred revenue	43.6	32.7
Term loans (note 8)	11.0	31.7
Senior subordinated notes (note 9)	441.0	477.0
Convertible debentures (note 12)	—	8.8
Minority interest	21.2	18.2

	1,176.0	1,168.4

SHAREHOLDERS' EQUITY
Share capital and other (note 13)	714.2	713.4
Deficit	(183.3)	(164.5)
Cumulative translation adjustments (note 14)	(11.8)	(16.8)

	519.1	532.1

	1,695.1	1,700.5

COMMITMENTS AND CONTINGENCIES (NOTE 23)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Approved by the Board of Directors

/s/ Anthony F. Griffiths Anthony F. Griffiths DIRECTOR	/s/ Michael I. M. MacMillan Michael I. M. MacMillan DIRECTOR

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

ALLIANCE ATLANTIS COMMUNICATIONS INC. FOR THE YEARS ENDED MARCH 31, (IN MILLIONS OF CANADIAN DOLLARS — EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
		(REVISED)	(REVISED)
REVENUE
Broadcast Group — Operating Channels	164.0	129.8	109.5
Motion Picture Distribution Group	384.2	318.0	202.1
Entertainment Group	321.0	440.2	437.3
Other	1.5	13.7	22.0

	870.7	901.7	770.9
Broadcast Group — Developing Channels	18.9	11.1	5.1

	889.6	912.8	776.0

DIRECT OPERATING EXPENSES	612.8	658.2	565.0

DIRECT OPERATING PROFIT
Broadcast Group — Operating Channels	94.8	76.4	63.4
Motion Picture Distribution Group	73.0	68.9	43.8
Entertainment Group	95.9	92.7	82.6
Other	1.5	13.6	21.2

	265.2	251.6	211.0
Broadcast Group — Developing Channels	11.6	3.0	—

	276.8	254.6	211.0

OPERATING EXPENSES	124.9	116.6	92.2

EARNINGS (LOSS) BEFORE UNDERNOTED
Broadcast Group — Operating Channels	63.7	52.8	46.2
Motion Picture Distribution Group	53.8	51.5	28.9
Entertainment Group	72.7	68.2	57.3
Other	(25.0)	(17.5)	(8.2)

	165.2	155.0	124.2
Broadcast Group — Developing Channels	(13.3)	(17.0)	(5.4)

	151.9	138.0	118.8
Amortization, including development costs charges	39.6	21.6	25.5
Interest, including amortization of interest previously capitalized (note 15)	85.2	75.4	61.6
Equity losses in affiliates (note 5)	3.5	11.1	1.6
Minority interest	3.2	2.3	1.0

EARNINGS FROM OPERATIONS BEFORE UNDERNOTED	20.4	27.6	29.1
Investment losses (gains), net (note 16)	36.3	(11.8)	(5.9)
Foreign exchange (gains) losses	(25.1)	1.5	12.9
Unusual items (note 11)	9.9	4.0	—

EARNINGS (LOSS) BEFORE INCOME TAXES	(0.7)	33.9	22.1
Provision for income taxes (note 17)	18.1	6.4	10.3

NET EARNINGS (LOSS) FOR THE YEAR	(18.8)	27.5	11.8

EARNINGS (LOSS) PER COMMON SHARE (note 19)
Basic	$(0.44)	$0.69	$0.37
Diluted	$(0.44)	$0.69	$0.37

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (millions)
Basic	42.7	39.6	31.7
Diluted	42.7	40.2	32.3

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

ALLIANCE ATLANTIS COMMUNICATIONS INC. FOR THE YEARS ENDED MARCH 31, (IN MILLIONS OF CANADIAN DOLLARS)	2003	2002	2001
		(REVISED)	(REVISED)
RETAINED EARNINGS (DEFICIT) — BEGINNING OF YEAR, AS PREVIOUSLY REPORTED (note 2)	(121.5)	(168.8)	50.1
Adjustment for revision of prior years' results (note 27)	(32.8)	(13.3)	—
Adjustment for adoption of new accounting pronouncement (note 2)	(10.2)	(9.9)	—

RETAINED EARNINGS (DEFICIT) — BEGINNING OF YEAR, RESTATED	(164.5)	(192.0)	50.1
Net earnings (loss) for the year	(18.8)	27.5	11.8

RETAINED EARNINGS (DEFICIT) — END OF YEAR	(183.3)	(164.5)	61.9

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ALLIANCE ATLANTIS COMMUNICATIONS INC. FOR THE YEARS ENDED MARCH 31, (IN MILLIONS OF CANADIAN DOLLARS)	2003	2002	2001
		(REVISED)	(REVISED)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings (loss) for the year	(18.8)	27.5	11.8
Items not affecting cash
Amortization of film and television programs:
Broadcast Group	64.7	51.3	46.0
Motion Picture Distribution Group	133.1	111.7	146.8
Entertainment Group	212.4	337.0	350.0
Development costs charges	16.4	5.0	—
Amortization of development costs	—	—	9.1
Amortization of property and equipment	19.6	13.8	11.3
Amortization of goodwill and broadcast licences	—	—	4.6
Amortization of other assets	8.8	7.2	6.1
Investment losses (gains)	36.3	(11.8)	(5.9)
Equity losses in affiliates	3.5	11.1	1.6
Minority interest	3.2	2.3	1.0
Future income taxes	6.0	(8.7)	(15.2)
Investment in film and television programs:
Broadcast Group	(104.4)	(112.4)	(73.7)
Motion Picture Distribution Group	(151.3)	(148.2)	(201.6)
Entertainment Group	(280.4)	(430.2)	(420.3)
Development costs	(19.7)	(19.9)	(25.5)
Net changes in other non-cash balances related to operations (note 20)	109.5	106.7	94.0

	38.9	(57.6)	(59.9)

INVESTING ACTIVITIES
Loans receivable	2.0	16.0	(7.8)
Property and equipment	(6.2)	(35.1)	(22.0)
Business acquisitions (note 10)	—	(44.9)	(6.6)
Minority interest in acquired businesses	(0.2)	11.5	3.0
Long-term investments	(0.7)	(4.3)	(23.2)
Proceeds from sale of investments	3.0	0.1	8.3

	(2.1)	(56.7)	(48.3)

FINANCING ACTIVITIES
Senior revolving credit facility	(7.8)	24.0	(114.6)
Term loans	(20.7)	(38.5)	(3.5)
Issue of senior subordinated notes	—	—	222.7
Redemption of convertible debentures (note 12)	(8.8)	—	—
Issue of share capital	0.6	130.6	2.5

	(36.7)	116.1	107.1

CHANGE IN CASH AND CASH EQUIVALENTS	0.1	1.8	(1.1)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1.8	—	1.0
Effect of exchange rates on cash	—	—	0.1

CASH AND CASH EQUIVALENTS — END OF YEAR	1.9	1.8	—

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS OF CANADIAN DOLLARS — EXCEPT PER SHARE AMOUNTS)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 24, the Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation    The consolidated financial statements include the accounts of Alliance Atlantis Communications Inc. and all of its subsidiaries with provision for minority interests, and its proportionate share of assets, liabilities, revenues and expenses for jointly controlled operations.

Revenue recognition    Revenue from the licencing of film and television programs is recognized when:

(a)
the Company has persuasive evidence of a contractual arrangement;

(b)
the production has been completed;

(c)
the contractual delivery arrangements have been satisfied;

(d)
the licencing period has commenced;

(e)
the fee is fixed or determinable; and

(f)
collectibility of proceeds is reasonably assured.

Revenue from the theatrical release of motion pictures is recognized at the time of exhibition, based on the Company's participation in box office receipts provided that all of the foregoing conditions are met.

Revenue from the sale of video cassettes and digital video disks ("DVDs") is recognized on delivery provided that all of the foregoing conditions are met. A provision is made for product returns and rebates based on historical trends.

The Company recognizes as revenue the fees and commissions from sales of limited partnerships when the investor has irrevocably committed to acquire the related equity.

Fees related to origination of loans to producers, including loan restructuring or renegotiating, are recognized as revenue over the expected term of the loan.

Subscriber fee revenue from the Company's specialty television channels is accrued as earned on a monthly basis. Advertising revenue is recognized when advertisements are aired.

Cash payments received or advances currently due pursuant to a contractual arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Cash equivalents    Cash equivalents consist of creditworthy, money market investments with initial maturity terms of 90 days or less, which are carried at the lower of cost and fair market value.

Loans receivable    Loans receivable are stated net of unearned income and an allowance for estimated credit losses. The Company conducts ongoing credit assessments of its loan portfolio on an account-by-account basis and establishes specific allowances when doubtful accounts are identified.

Investment in film and television programs    Investment in film and television programs represents the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights. Investment in film and television programs also includes film and television programs in progress, acquired film and television program libraries and broadcast rights.

Costs of acquiring and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized and ultimate participation costs are accrued in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licencing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods and be recovered from estimated future revenue, net of estimated future liabilities. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Capitalized production costs do not include administrative and general expenses, the cost of overall deals, or charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire a substantive equity participation is recorded as a reduction of the cost of the production.

Film and television programs in progress represent the accumulated costs of productions which have not been completed by the Company.

For films other than episodic television series and acquired libraries, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed 20 years from the date of acquisition.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include box office receipts, sale of video cassettes and DVDs, licencing of television broadcast rights and licencing of other ancillary film rights to third parties. For television programs, revenue estimates include licenced rights to broadcast television programs in development and rights to renew licences for episodic television programs in subsequent seasons. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Estimates of future revenue involve measurement uncertainty, and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management's future revenue estimates.

The valuation of investment in film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

Prints, advertising and marketing expenses    The cost of film prints is deferred as a part of investment in film and television programs and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

Broadcast rights    Broadcast rights included within investment in film and television programs represent licenced rights acquired for broadcast on the Company's specialty television channels. Broadcast rights and corresponding liabilities are recorded when the licence period begins and the program is available for telecast.

The cost of the broadcast rights is amortized over the contracted exhibition period, not to exceed four years, beginning in the month the film or television program is premiered based on the estimated useful life of the program to the Company, as follows:

(a)
where the initial airing generates more benefit to the television channel than later airings, an accelerated method of amortization is used. The amortization rates range from 27% to 100% in the first year to up to 22% in the fourth year;

(b)
the straight-line method of amortization is used if each airing is expected to generate similar benefit; and

(c)
where the later airings generate more benefit to the television channel than the initial airing, an accelerating method of amortization is used. The amortization rates range from 10% to 100% in the first year to up to 40% in the fourth year.

Development costs    Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film and television programs. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20%-30% by declining balance
Computer equipment	30% by declining balance
Leasehold improvements	straight-line over the lease term plus one renewal period
Broadcasting equipment	straight-line over five years

Broadcast licences    In business acquisitions involving the Company's Broadcast Group, fair value is assigned to the broadcast licences acquired. In cases where a broadcast licence is awarded to the Company, the costs incurred to obtain approval from regulatory authorities are assigned to the broadcast licences upon securing the licence. Broadcast licences are considered to have an indefinite life based on management's intent and ability to renew the licences without substantial cost and without material modification of the existing terms and conditions of the licence. As a result, broadcast licences are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the broadcast licence to its carrying value.

Goodwill    Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

Investments    Investments are accounted for at cost when the conditions for equity accounting are not present and on the equity basis when significant influence exists. Declines in market values of investments are expensed when such declines are considered to be other than temporary.

Other assets    Other assets include deferred financing charges which are amortized on a straight-line basis over the life of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval.

Government financing and assistance    The Company has access to several government programs that are designed to assist film and television production and distribution in Canada. Amounts receivable with respect to production assistance are recorded as revenue when persuasive evidence of an arrangement exists, the production is completed and available for delivery, the amount is fixed or determinable and collection of the amount is reasonably assured. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings from operations for the year.

Income taxes    Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for the expected future income tax consequences of all significant temporary differences between the tax and financial statement bases of assets and liabilities.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment.

Foreign currency    Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings except for gains or losses arising on the translation of the accounts of foreign subsidiaries considered to be self-sustaining and hedges of the net investments in such subsidiaries, which are recorded as a separate component of shareholders' equity.

Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange losses or gains included in the separate item under shareholders' equity.

Derivative financial instruments    The Company enters into foreign exchange contracts intended to hedge its estimated net foreign currency cash requirements, and certain significant transactions, generally over the ensuing 12 to 18 months. The Company does not engage in a speculative trading program. Gains or losses on all foreign exchange contracts are included in the measurement of the related transactions, when the related transactions occur.

Stock-based compensation plan    The Company has stock-based compensation plans, which are described in note 13 (f). Compensation expense for stock options granted to employees is recognized as a charge to earnings, determined using a fair value based method of accounting. Additionally, for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash or other assets, a compensation expense is recognized, determined using a fair value method of accounting.

Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

Use of estimates    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's financial statements include future revenue projections for investment in film and television programs, provisions for doubtful debts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, long-term investments, current and future income taxes and goodwill. Actual results could differ from those estimates.

Comparative amounts    Certain amounts presented for the years ended March 31, 2002 and 2001 have been reclassified to conform to the presentation adopted in 2003.

2.     ACCOUNTING CHANGES

(a)
During 2003, the Company adopted the following accounting policies:

Stock-based compensation and other stock-based payments    On April 1, 2002, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," on a prospective basis. The new standard requires that for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. There is no impact on the Company's net earnings or earnings per share for the year ended March 31, 2003 as a result of the adoption of this new standard. The Company was previously in compliance with this new standard as the compensation costs associated with such payments and awards were expensed in the statement of earnings.

Additionally, for stock options granted to its employees, the new standard does not require the Company to recognize a compensation expense if the Company chooses the disclosure-only method of adoption. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company's share capital accounts.

The Company has, however, chosen to record compensation expense related to the grant of stock options to its employees, determined using a fair value based method of accounting. For the year ended March 31, 2003, the expense related to the granting of stock options to employees was $0.2 and had no material impact on basic and diluted earnings per common share. (See note 13.)

As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

Foreign currency translation    On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items.

At March 31, 2002, the Company had $12.0 of unamortized foreign exchange losses related to the translation of U.S. dollar denominated senior subordinated notes. Accordingly, other assets have been reduced by $12.0, opening retained earnings have been reduced by $10.2 and future income taxes have been increased by $1.8. If the Company had not adopted this new standard in 2003, net earnings for the year ended March 31, 2003 would have been reduced by $10.2, net of income taxes of $1.8.

At March 31, 2001, the Company had $11.7 of unamortized foreign exchange losses related to the translation of U.S. dollar denominated senior subordinated notes. Accordingly, other assets as at March 31, 2001 have been reduced by $11.7, opening retained earnings reduced by $9.9 and future income taxes have been increased by $1.8. The impact of the adoption of this new standard on net earnings for the year ended March 31, 2002 was a foreign exchange loss of $1.3, net of income tax recovery of $0.2. The impact of the adoption on basic and diluted earnings per share for the year ended March 31, 2002 was $0.03.

The impact of the adoption of this new standard on net earnings for the year ended March 31, 2001 was a foreign exchange loss of $11.0, net of income tax recovery of $1.9. The impact of the adoption on basic and diluted earnings per share for the year ended March 31, 2001 was $0.34.

Hedging relationships    On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

(b)
During 2002, the Company adopted the following accounting policies:

Accounting for film and television programs    In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company has retroactively adopted SOP 00-2 effective as of April 1, 2001. Prior years' financial statements have not been restated, as the effect of the new policy on prior periods was not reasonably determinable. Accordingly, opening retained earnings for the year ended March 31, 2002 was reduced to reflect the cumulative effect of the accounting change in the amount of $253.9 (net of income taxes of $79.9).

The principal changes as a result of applying SOP 00-2 are as follows:

Cash outflows incurred to acquire, produce and develop film and television programs, which were previously presented under investing activities in the consolidated statement of cash flows, are presented under cash flows from operating activities.

Advertising and marketing costs, which were previously capitalized to investment in film and television programs and amortized using the individual film forecast method, are now expensed as incurred. This change resulted in a reduction of investment in film and television programs and retained earnings of $156.4.

The capitalization of production costs for episodic television series is limited to contracted-for revenue on an episode-by-episode basis until the criteria for recognizing secondary market revenues are met. This change resulted in a reduction of investment in film and television programs and retained earnings of $51.7.

Acquired libraries are defined to include titles released at least three years prior to the date of acquisition and ultimate revenues used to amortize these assets include estimates over a period not to exceed 20 years from the date of acquisition. The remaining acquired titles are accounted for using the individual film forecast method from the date of acquisition. This change resulted in a reduction of investment in film and television programs and retained earnings of $19.2.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program, previously determined using an undiscounted expected future cash flow approach, is now determined using management's future revenue and cost estimates and a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program. This change resulted in a reduction of retained earnings of $68.2, a reduction of investment in film and television programs of $68.8 and a reduction of minority interest of $0.6.

Revenue relating to certain arrangements whereby the agreement did not expressly establish contractual delivery arrangements, such as actual physical delivery, the granting of access to a lab, or notice of delivery, must be deferred until such time as physical delivery occurs. In certain instances where all other revenue recognition criteria had been met and the broadcaster was provided with notice of delivery or lab access, the revenue must now be deferred until such time as physical delivery has occurred. This resulted in a reduction of retained earnings of $6.4, an increase in deferred revenue of $30.6 and an increase in investment in film and television programs of $24.2.

Development costs, which were previously deferred and amortized over three years from the year after being incurred, are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. This change resulted in a reduction of development costs and retained earnings of $31.9.

Previously, when an arrangement for the distribution, exploitation, or exhibition of a title was established and revenue was not recognized, the Company recorded an account receivable and an equivalent liability for deferred revenue until such time as all of the conditions to recognize revenue were met. Amounts scheduled to be received by the Company in the future, pursuant to such an arrangement, are no longer recognized as a receivable prior to the time those amounts are presently due or are recognized as revenue. This change resulted in a reduction of accounts receivable and deferred revenue of $85.5.

Goodwill and other intangible assets    On April 1, 2001, the Company adopted the new standard issued by the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences are no longer amortized and are tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. The following is the pro forma effect had the year ended March 31, 2001 been subject to the new accounting policy:

2001
(REVISED)
Reported net earnings	11.8
Amortization of goodwill	2.7
Amortization of broadcast licences	1.9

Adjusted net earnings	16.4

Basic earnings per share:	0.37
Amortization of goodwill	0.08
Amortization of broadcast licences	0.06

Adjusted net earnings	0.51

Diluted earnings per share:	0.37
Amortization of goodwill	0.08
Amortization of broadcast licences	0.06

Adjusted net earnings	0.51

Earnings per share    Effective April 1, 2001, the Company adopted the revised CICA Handbook Section 3500, "Earnings per Share." As a result of adopting this Section, the Company now uses the treasury stock method to calculate diluted earnings per share. The adoption of this Section has been applied retroactively; however, it had no impact on the basic and diluted earnings per share for the year ended March 31, 2001. (See note 19.)

3. INVESTMENT IN FILM AND TELEVISION PROGRAMS (net of accumulated amortization)

	BROADCAST GROUP	MOTION PICTURE DISTRIBUTION GROUP	ENTERTAINMENT GROUP
2003
Theatrical film
Released, net of accumulated amortization	—	120.4	74.3
Completed and not released	—	21.5	6.2
Programs in progress	—	—	13.2
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	360.2
Acquired library, net of accumulated amortization	—	—	26.9
Programs in progress	—	—	41.4
Broadcast rights, net of accumulated amortization	171.7	—	—

	171.7	141.9	522.2

	BROADCAST GROUP	MOTION PICTURE DISTRIBUTION GROUP	ENTERTAINMENT GROUP
2002 (revised)
Theatrical film
Released, net of accumulated amortization	—	101.3	60.4
Completed and not released	—	22.4	31.0
Programs in progress	—	—	20.2
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	292.9
Acquired library, net of accumulated amortization	—	—	28.3
Programs in progress	—	—	21.4
Broadcast rights, net of accumulated amortization	132.0	—	—

	132.0	123.7	454.2

Included in the Motion Picture Distribution Group's Released investment in film and television programs is $7.2 (2002 — $4.1) of video and DVD inventory.

The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

The Company expects that 31% of the costs related to released film and television programs produced and 38% of the costs related to film and television programs acquired, net of amortization, will be amortized during the year ending March 31, 2004. The Company expects that 66% of the costs related to released film and television programs produced and 83% of the costs related to film and television programs acquired, net of amortization, will be amortized during the three-year period ending March 31, 2006. The Company expects that over 80% of the costs related to such programming will be amortized by March 31, 2008.

The Company expects that $51.3 of accrued participation liabilities will be paid during the year ended March 31, 2004.

The remaining period of amortization for the Acquired library at March 31, 2003 is 17 years.

4. PROPERTY AND EQUIPMENT

	2003		2002
	COST	ACCUMULATED AMORTIZATION	COST	ACCUMULATED AMORTIZATION
Land	0.8	—	1.0	—
Buildings	4.8	1.9	5.3	1.9
Furniture and other equipment	38.3	22.1	37.4	17.7
Computer equipment	37.5	25.1	34.1	20.3
Leasehold improvements	47.9	16.1	49.0	11.9
Broadcast equipment	23.0	10.7	23.8	7.8

	152.3	75.9	150.6	59.6

Net book value		76.4		91.0

5. INVESTMENTS

	2003	2002
Long-term investments, at cost	16.5	32.9
Long-term investments, on equity basis	4.3	30.9

	20.8	63.8

The Company holds a 32% equity interest in Headline Media Group Inc. ("HMG"), a publicly traded company, consisting of 32% of the Class A Subordinate Voting Shares and 44.34% of the Special Voting Shares. Under a Voting Rights Agreement dated November 24, 2000, the Company gave Levfam Holdings Inc., the controlling shareholder of HMG, the right to vote its Class A Subordinate Voting Shares and its Special Voting Shares, except in respect of certain matters that are considered by management of the Company to be protective rights. The Special Voting Shares entitled the holders as a class to elect the majority of the board of directors. However, through The Respective Rights Agreement, dated November 24, 2000, among the Company, HMG, LevFam Holdings Inc., and certain other investors, the Company retained certain rights including the right to nominate certain board members for election to the board of HMG and certain of its subsidiaries. In July 2002, the Company entered into a standstill agreement with LevFam Holdings Inc. whereby the Company irrevocably relinquished, without monetary consideration, its rights to nominate board members of HMG or any of its subsidiaries while the Company holds its investment in HMG. Concurrent with signing the standstill agreement, the Company's nominees for directors of HMG and its subsidiaries resigned their respective positions.

As a result of these events, including the Company's current intention not to increase its ownership position in HMG, management has concluded that the Company no longer has the ability to exercise significant influence. Accordingly, effective July 24, 2002, the Company ceased to account for its investment in HMG using the equity method of accounting and accounts for its investment using the cost method.

In previous periods, the Company invested $31.0 of cash and other assets for its 32% interest in HMG. The carrying value of the investment amounted to $27.3 in July 2002 when it was transferred from long-term investments accounted for by the equity method to investments at cost. The trading value of the Company's interest in the Class A Subordinate Voting Shares as at March 31, 2003 was $4.9. The Special Voting Shares are not publicly traded.

In February 2003, the Company concluded a review of the value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

In May 2002, the Company's interest in ExtendMedia Inc. increased as a result of purchasing additional common shares, to the extent that conditions for equity accounting now exist. Accordingly, this investment, which has a carrying value of $3.7 at March 31, 2003, is now accounted for under the equity method.

During 2003, the Company recorded pre-tax impairment charges of $14.5 on certain of its investments carried at cost. Of this amount, $13.4 related to its investments in Lifeserv Corporation and Sentinel Hill Alliance Atlantis Equicap Limited Partnership.

6. OTHER ASSETS

	2003	2002
Deferred financing costs (net of accumulated amortization of $21.2 (2002 — $15.7))	24.7	30.2
Other broadcast intangible assets (net of accumulated amortization of $5.4 (2002 — $1.3))	8.4	12.5
Prepaid expenses and other	7.0	8.3

	40.1	51.0

Deferred financing costs include costs incurred in the issuance of the senior subordinated notes and the senior revolving credit facility. These costs are amortized over the term of the debt with which they are associated.

Other broadcast intangible assets represent direct costs incurred to obtain carriage for the digital broadcast channels launched in fiscal 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. Total expended during fiscal 2002 on such costs was $12.7, which was primarily financed by long-term liabilities as shown in note 25 (a).

Prepaid expenses and other include a warrant to purchase shares in a publicly traded company, Point.360. The warrant is recorded at its fair value of $1.0. (See note 16 (a).)

7. SENIOR REVOLVING CREDIT FACILITY

	2003	2002
Senior revolving credit facility — authorized	525.0	525.0

Senior revolving credit facility — drawn	90.1	97.9

The senior revolving credit facility provides up to $500.0 in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowings under the senior revolving credit facility.

As at March 31, 2003, the Company had unused credit facilities aggregating $364.1 (2002 — $361.7), including the outstanding letters of credit of $70.8 (2002 — $65.4). (See note 23 (c).)

The availability of the senior revolving credit facility is subject to the Company's maintaining interest and consolidated indebtedness coverage ratios.

8. TERM LOANS

	2003	2002
Limited-recourse term loans bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	1.8	7.4
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rate plus 3%, repayable over terms extending to October 15, 2005	2.5	2.9
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	3.8	15.9
Obligations under capital lease	2.9	5.5

	11.0	31.7

The availability of the limited-recourse term loans is subject to the Company's maintaining asset, interest and indebtedness coverage ratios related to one of its subsidiaries. Assets with a carrying value of $4.5 have been pledged as security for borrowing under the term loans.

Required principal repayments are as follows:

2004	9.9
2005	1.1
2006	—
2007	—
2008	—
Due subsequent	—

11.0

9. SENIOR SUBORDINATED NOTES

On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets. (See note 6.)

On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets. (See note 6.)

10. BUSINESS ACQUISITIONS

(a)   During fiscal 2002, the following acquisitions were completed:

In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited ("Salter Street"), a Nova Scotia-based entertainment company that developed, produced and distributed original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The Salter Street transaction resulted in goodwill of $61.6 and broadcast licences of $11.0.

The purchase consideration was allocated as follows:

SALTER STREET
Cash	4.1
Accounts receivable	30.8
Investment in film and television programs	15.2
Property and equipment	4.9
Goodwill	61.6
Broadcast licences	11.0
Future income taxes	3.0
Other assets	2.4

133.0
Liabilities assumed	47.7

Net assets acquired	85.3

In January 2002, the Company acquired the remaining 12% minority interest in History Television Inc. and reacquired an option to purchase a 1% interest in History Television Inc. for total cash consideration of $21.5. These transactions have been accounted for by the purchase method and have resulted in an increase to broadcast licences of $18.6. The remaining $2.9 was allocated to the net assets previously held by the minority interest. As a result of this transaction, History Television Inc. became a wholly owned subsidiary. (See note 26 (f).)

(b)   During fiscal 2001, the following acquisitions were completed:

In June 2000, the Company purchased 100% of the outstanding shares of Tattersall Sound Inc. ("Tattersall") in exchange for 100,000 Class B Non-Voting Shares valued at approximately $1.6. The acquisition was accounted for under the purchase method, and the results of operations of the acquired company have been included in the consolidated statement of earnings from the date of acquisition. The Tattersall transaction resulted in goodwill of $1.4.

In June 2000, the Company purchased the remaining 61% of the outstanding shares of Great North Communications Ltd. ("Great North"), an Alberta-based producer and distributor of factual programming, in exchange for cash of $6.1. The acquisition was accounted for as a step acquisition, and the results of operations of the acquired company have been included in the consolidated statement of earnings from the date of acquisition of the remaining interest. The Great North transaction resulted in goodwill of $9.4.

In February 2001, the Company purchased 100% of the outstanding shares of Café Productions Limited ("Café"), a U.K.-based producer of factual programming, in exchange for the assumption of debt of $2.8. The acquisition was accounted for under the purchase method, and the results of operations of the acquired company have been included in the consolidated statement of earnings from the date of acquisition. The Café transaction resulted in goodwill of $2.8.

In September 2000, the Company purchased the remaining 25% minority interest in Odeon Films Inc. for cash consideration of $0.9. The acquisition was accounted for by the purchase method.

The purchase consideration for each acquisition was allocated as follows:

	TATTERSALL	GREAT NORTH	CAFÉ
Cash	0.2	0.2	—
Accounts receivable	0.2	13.6	—
Investment in film and television programs	—	10.6	—
Development costs	—	0.3	—
Property and equipment	0.2	0.2	—
Goodwill and other assets	1.4	9.6	2.8

	2.0	34.5	2.8
Liabilities assumed	0.4	28.4	2.8

Net assets acquired	1.6	6.1	—

11. UNUSUAL ITEMS

(a)   During fiscal 2003, the following unusual items were incurred:

In April 2002, the Company reduced its staffing levels in the Broadcast Group. The Company incurred $0.6 in restructuring charges including expenses for employee severance and professional fees related to the elimination of 37 positions.

In May 2002 and September 2002, the Company made production financing non-fulfillment payments of $3.0 and $2.4, respectively, to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

In March 2003, the Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at March 31, 2003, the $3.9 in expenses had not been paid.

(b)   During fiscal 2002, the following unusual items were incurred:

In January 2002, the Company completed a consolidation of its existing television production and distribution activities with its in-house motion picture production and related distribution activities into a new operating group called the Entertainment Group. The Company incurred $4.0 in expenses including $3.9 in employee severance costs and $0.1 in professional fees related to the elimination of 80 positions. As at March 31, 2002, the Company had paid approximately $2.3 of the $4.0 expenses. Amounts unpaid of $1.7 at March 31, 2002 related to severance costs. At March 31, 2003, all severance costs had been paid.

12. CONVERTIBLE DEBENTURES

In April 2002, the convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest.

The debentures were unsecured, subordinated and convertible, at the option of the holder, into Class A Voting Shares of the Company at a conversion price of $19 per share. On October 28, 1999, the debentures also became redeemable at the option of the Company, provided certain conditions were met, at the issue price, together with accrued and unpaid interest to the date of redemption. The Company had the option to pay for the redemption of the debentures by issuing its own Common Shares to the debenture holder at a price equal to 90% of the weighted average trading price of the Common Shares for the last 20 consecutive trading days prior to redemption or the maturity date. The debentures bore interest at 6.5% per year and matured on April 5, 2002.

13. SHARE CAPITAL AND OTHER

(a)   The authorized share capital of the Company consists of the following Common Shares:

Class A Voting Shares	— unlimited
Class B Non-Voting Shares	— unlimited

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances. The Class C Special Voting Shares were convertible at any time, at the holder's option, and automatically on September 21, 2001 into 20 fully paid and non-assessable Class B Non-Voting Shares.

(b)
During fiscal 2003, the following transactions occurred:

100 Class A Voting Shares with paid in value of nil were converted into 100 Class B Non-Voting Shares. In addition, 700 Class A Voting Shares and 50,772 Class B Non-Voting Shares were issued under the Company's employee stock option plans, employee share purchase plan and Directors' and Officers' alternate compensation plan for cash of $0.6.

The Company recorded contributed surplus of $0.2 as a result of compensation expense on the granting of stock options to its employees.

(c)
During fiscal 2002, the following transactions occurred:

In April 2001, the Company issued 2,684,622 Class B Non-Voting Shares in connection with the acquisition of Salter Street Films Limited. In August 2001, 8,000,000 Class B Non-Voting Shares were issued pursuant to a public offering for proceeds of $128.6, net of $9.8 in issue costs. On September 21, 2001, each of the Class C Special Voting Shares was converted into 20 fully paid and non-assessable Class B Non-Voting Shares.

31,500 Class A Voting Shares with paid in value of $0.5 were converted into 31,500 Class B Non-Voting Shares. In addition, 200 Class A Voting Shares and 207,458 Class B Non-Voting Shares were issued under the Company's stock option plans, employee share purchase plan and Directors' and Officers' alternate compensation plan for cash of $2.0.

(d) During fiscal 2001, the following transactions occurred:

In June 2000, 100,000 Class B Non-Voting shares, valued at $1.6, were issued in connection with the acquisition of Tattersall Sound Inc.

In January 2001, the Class D Special Non-Voting Share was converted into one Class B Non-Voting Share.

1,038,350 Class A Voting Shares and 60,035 Class C Special Voting Shares with paid in value of $14.5 and $30.9, respectively, were converted into 2,239,047 Class B Non-Voting Shares. In addition, 6,500 Class A Voting Shares and 165,270 Class B Non-Voting Shares were issued under the Company's stock option plans, employee share purchase plan and Directors' and Officers' alternate compensation plan for cash of $2.5.

(e) The issued capital stock is as follows:

	2003	2002
Class A Voting Shares, 3,775,752 (2002 — 3,775,152)	52.7	52.7
Class B Non-Voting Shares, 38,923,288 (2002 — 38,872,416)	661.3	660.7
Contributed Surplus	0.2	—

	714.2	713.4

(f) At March 31, 2003, the Company had Employee Stock Option Plans which provide for the issuance of up to 17,312 Class A Voting Shares and 4,776,176 Class B Non-Voting Shares. These options generally vest in equal annual amounts over four to five years. No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans cannot have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant. Stock option activity for 2001, 2002 and 2003 is as follows:

	NUMBER OF OPTIONS
				WEIGHTED AVERAGE EXERCISE PRICE
	VOTING	NON-VOTING	TOTAL
Outstanding at March 31, 2000	26,700	2,490,445	2,517,145	23.50
Granted	—	510,500	510,500	20.43
Exercised	(5,563)	(165,582)	(171,145)	14.49
Forfeited	(125)	(290,459)	(290,584)	24.86
Expired	—	(9,175)	(9,175)	20.19

Outstanding at March 31, 2001	21,012	2,535,729	2,556,741	23.31
Granted	—	984,319	984,319	15.30
Exercised	(2,300)	(204,982)	(207,282)	10.61
Forfeited	—	(437,725)	(437,725)	25.32
Expired	—	(43,500)	(43,500)	14.79

Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	323,000	323,000	14.20
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(442,750)	(442,750)	20.38
Expired	—	(3,750)	(3,750)	20.50

Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75

Exercisable at March 31, 2003	17,312	1,788,426	1,805,738	22.78

Exercisable at March 31, 2002	18,712	1,659,273	1,677,985	22.75

Exercisable at March 31, 2001	21,012	1,618,173	1,639,185	23.87

At March 31, 2003, 2,657,042 options were outstanding with exercise prices ranging from $5.16 to $32.00 and with a weighted average remaining contractual life of 6.44 years. The options by range of exercise price are as follows:

RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS	WEIGHTED AVERAGE CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$5.16 to 12.00	86,086	4.73	9.99
$12.01 to 18.00	948,056	8.02	14.79
$18.01 to 27.00	1,502,150	5.93	24.38
$27.01 to 32.00	120,750	1.51	30.13
RANGE OF EXERCISE PRICES	NUMBER OF EXERCISABLE OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$5.16 to 12.00	86,086	9.99
$12.01 to 18.00	356,794	15.36
$18.01 to 27.00	1,242,108	25.09
$27.01 to 32.00	120,750	30.13

The fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following assumptions were used for employee stock options granted during the year ended March 31, 2003: expected dividend yield of 0.0%, expected volatility of 45%, risk-free interest rate of 4.5% and expected life of 5.0 years.

The weighted average fair value of the stock options granted during 2003 was $6.50 per option. The resulting compensation expense in 2003 was $0.2 and had no material impact on basic and diluted earnings per share.

14. CUMULATIVE TRANSLATION ADJUSTMENTS

An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	2003	2002
Balance at beginning of year	(16.8)	(11.8)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(19.0)	(3.5)
Effect of exchange rate variation on long-term debt designated as a hedge of net investments in self-sustaining foreign operations	24.0	(1.5)

Balance at end of year	(11.8)	(16.8)

15. INTEREST

	2003	2002	2001
Senior revolving credit facility	10.8	14.6	21.9
Term loans	6.4	6.6	3.4
Senior subordinated notes	60.2	60.6	41.5
Convertible debentures	—	0.6	0.6
Interest (income) and other	4.3	(1.3)	(1.5)
Interest capitalized during the year	(11.7)	(20.0)	(22.7)
Amortization of interest previously capitalized	9.7	8.9	12.8

	79.7	70.0	56.0
Amortization of deferred financing costs	5.5	5.4	5.6

	85.2	75.4	61.6

The weighted average interest rate for the year ended March 31, 2003 was 10.3% (2002 — 11.1%; 2001 — 11.0%).

During the year ended March 31, 2003, the Company paid interest of $77.2 (2002 — $79.6; 2001 — $61.4).

16. INVESTMENT LOSSES (GAINS), NET

(a) During the year ended March 31, 2003, the following investment transactions occurred:

In July 2002, the Company sold one of its marketable securities for proceeds of $1.2, resulting in a pre-tax gain of $0.7.

In February 2003, the Company concluded a review of the carrying value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

In March 2003, the Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a pre-tax gain of $0.6.

In March 2003, an option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations, resulting in a pre-tax gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

During 2003, the Company concluded a review of the carrying value of certain of its investments carried at cost. Based on this review, pre-tax impairment charges totalling $14.5 were recorded with respect to the investments (see note 5).

(b) During the year ended March 31, 2002, the following investment transactions occurred:

In April 2001, the Company's interest in HMG was reduced from 39% to 32% due to third party investments in HMG, resulting in a gain on dilution of $6.4.

In March 2002, the Company sold its interest in a life insurance company for cash proceeds of $0.4. The shares had been received through the demutualization of its life insurance company and resulted in a pre-tax gain of $0.4.

In March 2002, the Company sold its 50% interest in one of its joint ventures for consideration of $3.0 and realized a pre-tax gain on sale of $0.9. The consideration was in the form of a promissory note to be settled through the receipt of eight equal instalments of $0.4 plus accrued interest between June 2002 and March 2004. Net assets of the joint venture at the time of sale included $0.3 in cash.

During 2002, the Company's interest in Discovery Health Channel was reduced from 100% to 65% as a result of cash investments by the minority interest partner, resulting in a gain on dilution of $5.1.

During 2002, the Company recorded an impairment loss of $1.0 on one of its investments carried at cost.

(c) During the year ended March 31, 2001, the following investment transactions occurred:

The Company sold its interest in one of its investments for cash proceeds of $8.3, realizing a pre-tax gain on sale of $3.3.

In November 2000, the Company's interest in HMG was reduced from 48% to 39% due to third party investments in HMG, resulting in a gain on dilution of $0.8 on the Company's investment. In March 2001, the Company transferred its interest in Pride Vision Inc. to HMG in exchange for 593,882 Class A Subordinate Voting Shares of HMG and recorded a gain of $1.8.

17. INCOME TAXES

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	2003	2002	2001
Corporate statutory rate of income tax	38.1%	40.9%	43.3%
Provision for (recovery of) income taxes at statutory rate	(0.3)	22.8	21.0
Adjusted for the effect of:
Foreign operations subject to different income tax rates	(10.2)	(14.9)	(14.5)
Expenses not deductible/(income not taxable) for income tax purposes	12.7	(2.7)	0.8
Change in income tax rate for future income taxes	5.1	1.6	—
Valuation allowance	9.5	1.6	—
Other	1.3	(2.0)	3.0

	18.1	6.4	10.3

The temporary differences, net of a valuation allowance, which give rise to future tax assets and liabilities at March 31 consist of the following:

	2003	2002
Future income tax assets:
Property and equipment	6.8	3.2
Loss carryforwards	97.5	96.2
Investment in film and television programs	50.4	47.5
All other	6.4	10.6

	161.1	157.5

Future income tax liabilities:
Broadcast licences	16.2	16.2
Capitalized interest	12.4	8.8
All other	12.4	6.4

	41.0	31.4

Net future income taxes	120.1	126.1

The Company has Canadian income tax losses available for carry forward which expire as follows:

2004	0.2
2005	7.1
2006	1.6
2007	3.2
2008	37.7
2009	68.9
2010	102.5

221.2

The Company also has income tax losses available for carry forward in the United Kingdom totalling $0.8 (2002 — $9.3). These losses can be carried forward indefinitely but can only be used to offset profits from the same business. Management reduced the future income tax asset with a valuation allowance of $23.7 (2002 — $14.2) as it is more likely than not that some portion of the asset will not be realized.

The provision for (recovery of) income taxes comprises:

	2003	2002	2001
Current income taxes	13.3	0.1	27.3
Future income taxes	4.8	6.3	(17.0)

	18.1	6.4	10.3

During the year ended March 31, 2003, the Company paid income taxes of $41.4 (2002 — $18.4; 2001 — $16.7).

18. JOINT VENTURES

The Company has investments in jointly controlled enterprises in certain broadcast businesses and the structured filmed entertainment financing business and an investment in a jointly controlled production. The joint ventures are recorded in the consolidated financial statements using the proportionate consolidation method.

The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Assets	129.8	96.2	61.5
Liabilities	21.7	34.9	26.2
Revenue	57.8	41.5	42.9
Direct operating expenses	35.6	15.2	13.8
Operating expenses	5.8	6.8	6.6
Amortization, interest and income taxes	0.8	5.1	8.7
Net earnings (loss)	(0.6)	5.7	8.3
Cash flow from operating activities	(3.6)	(5.9)	2.7
Cash flow from investing activities	—	—	(10.6)
Cash flow from financing activities	(0.3)	(0.3)	3.4

19. EARNINGS (LOSS) PER SHARE

	2003	2002	2001
		(REVISED)	(REVISED)
Numerator for basic earnings (loss) per common share:
Net earnings (loss) for the year	(18.8)	27.5	11.8

Denominator used for basic earnings (loss) per common share:	42.7	39.6	31.7
Basic earnings (loss) per common share	$(0.44)	$0.69	$0.37

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic earnings (loss) per common share	(18.8)	27.5	11.8
Interest on convertible debentures	—	0.4	0.4

Earnings (loss) used in computing diluted earnings (loss) per common share	(18.8)	27.9	12.2

Denominator for diluted earnings (loss) per common share:
Weighted average number of shares	42.7	39.6	31.7
Convertible debentures	—	0.5	0.5
Stock options	—	0.1	0.1

Shares used in computing diluted earnings (loss) per common share	42.7	40.2	32.3

Diluted earnings (loss) per common share	$(0.44)	$0.69	$0.37

In 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share as it was anti-dilutive to the basic loss per share.

20. STATEMENT OF CASH FLOWS

	2003	2002	2001
Change in
Accounts receivable	46.0	51.0	29.8
Accounts payable and accrued liabilities	62.9	141.0	20.0
Deferred revenue	8.6	(67.8)	45.6
Income taxes payable	(10.0)	(1.6)	25.7
Other	2.0	(15.9)	(27.1)

Net change in other non-cash balances related to operations	109.5	106.7	94.0

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Program-related payables	189.5	213.9
Distribution and participation liabilities	192.8	123.8
Trade payables and accrued liabilities	169.1	134.1

	551.4	471.8

Included in accounts payable and accrued liabilities is US$70.2 (2002 — US$35.2) of production financing and $8.7 (2002 — $10.8) of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets. These non-interest bearing financing amounts are unsecured and repayable in instalments over the period from fiscal 2004 to fiscal 2008, with interest imputed at 13% and are recorded at fair value. During 2003, the Company recorded imputed interest of $3.9 (2002 — $3.4; 2001 — $0.8). The Company expects these liabilities to be repaid as follows:

2004	108.9
2005	2.7
2006	2.0
2007	2.0
2008	1.0
Due subsequent	—

116.6

22. GOVERNMENT FINANCING AND ASSISTANCE

Revenue includes $8.0 of production financing from government agencies for the year ended March 31, 2003 (2002 — $15.5; 2001 — $18.8). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. The maximum cumulative amount repayable over the period of forecast revenue for amortization purposes is estimated to be $3.5. In addition, revenue includes $11.0 (2002 — $9.2; 2001 — $15.6) of government grants and $19.1 (2002 — $40.5; 2001 — $51.4) of tax credits relating to production activities. Government grants and tax credits are not repayable.

Investment in film and television programs includes a reduction of $17.8 (2002 — $19.9; 2001 — $19.6) with respect to government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $8.9. In addition, net earnings includes $1.5 (2002 — $0.9; 2001 — $1.3) of government grants relating to distribution activities which are not repayable.

23. COMMITMENTS AND CONTINGENCIES

(a) The Company is committed with respect to operating leases for office premises and equipment expiring at various dates to 2018. The future minimum payments under the terms of such leases are as follows:

2004	14.2
2005	13.3
2006	10.7
2007	8.4
2008	7.9
Due subsequent	80.2

134.7

Rent expense for fiscal 2003 was $12.4 (2002 — $12.4; 2001 — $8.6).

(b) The Company is involved in various legal actions. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position.

(c) The Company has letters of credit aggregating $70.8 outstanding at March 31, 2003 (2002 — $65.4).

(d) In fiscal 2002, the Company entered into various foreign exchange forward contracts to buy U.S. dollars at various rates and increments aggregating US$0.2 (2001 — buy AUS$21.1). The contracts matured at various dates up to June 2002. The unrealized gains and losses arising from these contracts were not significant. As at March 31, 2003, there were no foreign exchange contracts outstanding.

(e) The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $273.9.

(f) Effective as of September 1998, the Company agreed to finance up to $100.0 of production costs over five years for feature films in exchange for the worldwide distribution rights to the applicable feature films. Based on the agreement, if the Company chooses not to finance a production, a production financing non-fulfillment payment would be made equal to 10% of the production budget. If such payment is made, the amount of the available production fund reduces by the amount of the production budget for the applicable feature. For the period from September 1998 to March 31, 2003, the Company provided funding and non-fulfillment payments for productions under the agreement with budgets which totalled approximately $97.6. As at March 31, 2003, a standby letter of credit was outstanding for $1.1.

(g) The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs were sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $154.3 as at March 31, 2003 (2002 — $84.1).

(h) From time to time, the Company is subject to reassessments in respect of prior years' tax returns. In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of this reassessment. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

(i) The Company has indemnification agreements with its directors and certain of its officers, to the extent permitted by law, to indemnify them against all costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. The Company has purchased directors' and officers' liability insurance. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements. In addition, in the normal course of operations, the Company may agree to indemnify third parties on certain of its productions for damages they may sustain as a result of breaches or alleged breaches by the Company of its representations and warranties to those third parties. In some cases, the indemnities provide for no limitation to the maximum potential future payments and as such, the Company is unable to make a determination of the maximum amount it could be required to pay under these indemnities. No amount has been recorded in the financial statements with respect to these indemnities. The Company believes that the likelihood that it would have to pay a material amount, which would not be recoverable through insurance policies, is remote.

24. SEGMENTED INFORMATION

The Company's principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group includes the acquisition, distribution and financing of motion pictures. The Entertainment Group is involved in the development, production, acquisition and distribution of primetime television drama, children's and documentary programming and in-house motion pictures. Other activities comprise primarily the structured filmed entertainment financing business and corporate functions. While the Entertainment Group comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

Management focuses on and measures the results of operations based on direct operating profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct operating profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these direct costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of Licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct operating profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

As the results of operations by segment are presented on the consolidated statements of earnings (loss), the information is not repeated in this note. As shown on the consolidated statements of earnings (loss), the Company's revenue, direct operating profit and earnings (loss) before undernoted related to the Broadcast Group are reported with a distinction between the Company's Operating Channels and Developing Channels. The Company's specialty television channels are transferred from Developing Channels' status to Operating Channels' status at the earliest of (a) two years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both classifications of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole.

(a) Information on the reportable operating segments is as follows:

	BROADCAST GROUP	MOTION PICTURE DISTRIBUTION GROUP	ENTERTAINMENT GROUP	OTHER	TOTAL
2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	412.3	269.6	938.8	74.4	1,695.1
Additions to property and equipment	0.6	0.1	2.4	3.1	6.2
Additions to goodwill	—	—	—	—	—

2002 (REVISED)
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	367.5	235.1	944.6	153.3	1,700.5
Additions to property and equipment	25.0	1.0	2.7	6.4	35.1
Additions to goodwill	39.8	2.0	19.8	—	61.6

2001 (REVISED)
Goodwill	1.1	—	89.9	—	91.0
Total assets	194.4	319.1	1,093.5	141.5	1,748.5
Additions to property and equipment	9.7	1.1	5.7	5.5	22.0
Additions to goodwill	—	—	13.6	—	13.6

Segment revenues, as shown on the consolidated statements of earnings (loss) are net of intersegment sales of programming of $12.4 (2002 — $17.0; 2001 — $2.9) from the Motion Picture Distribution Group to the Broadcast Group and $3.3 (2002 — $4.1; 2001 — $2.1) from the Entertainment Group to the Broadcast Group.

(b) Geographic information, based on customer location, is as follows:

	2003	2002	2001
		(REVISED)	(REVISED)
Revenue
Canada	579.6	562.3	461.9
United States	89.5	147.1	163.6
Other foreign	220.5	203.4	150.5

	889.6	912.8	776.0

All of the Company's broadcast licences and goodwill, and the majority of the Company's property and equipment, are in Canada.

The following table outlines further information on the Company's Broadcast Group revenue that has not been shown on the consolidated statements of earnings (loss):

Broadcast Group revenue	2003	2002*	2001*
Operating Channels
Subscriber	78.3	72.0	67.0
Advertising and other	85.7	57.8	42.5

	164.0	129.8	109.5

Developing Channels
Subscriber	16.0	6.4	2.5
Advertising and other	2.9	4.7	2.6

	18.9	11.1	5.1

Total Broadcast Group	182.9	140.9	114.6

*
The Company's 50% owned French-language channels, Series+ and Historia, were transferred to Operating Channels' status from their previous Developing Channels' status on April 1, 2002. The prior year's results continue to reflect the Developing Channels' status at that time.

Further revenue information in addition to that shown on the consolidated statements of earnings (loss) has not been presented for the Motion Picture Distribution Group or the Entertainment Group as their revenue is generated primarily from the production and distribution of investment in film and television programs.

25. FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments    The estimated fair values of financial instruments as at March 31, 2003 and March 31, 2002 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, senior revolving credit facility, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments. Financial instruments with carrying values different from their fair values include:

	2003		2002
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
			(REVISED)	(REVISED)
Financial assets
Accounts receivable	296.5	294.1	354.7	352.6
Financial liabilities
Senior subordinated notes	441.0	495.0	477.0	536.6
Convertible debentures	—	—	8.8	8.8

The fair value of accounts receivable is based on discounting future cash flows using rates currently available for similar instruments. The Company has not written these receivables down as it expects to recover their carrying amounts fully by holding them to maturity. At March 31, 2003, included in accounts receivable are amounts due beyond March 31, 2004 totalling $23.4.

The fair value of the senior subordinated notes is based on the trading price of the notes at March 31.

At March 31, 2002, the fair value of the convertible debentures was equal to the carrying value due to the short-term nature of the debt.

(b) Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 17% (2002 — 27%) of total accounts receivable at March 31, 2003. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers. Loans receivable include amounts due from a relatively small number of customers. The Company maintains an allowance of $12.9 (2002 — $13.1) for potential credit losses.

(c) Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. As at March 31, 2003, there were no interest rate conversion agreements outstanding.

26. RELATED PARTY TRANSACTIONS

(a) During 2003, in the normal course of business, the Company sold broadcast rights to equity accounted investees totalling $0.6 (2002 — $0.5). At March 31, 2003, included in accounts receivable, are amounts due from these related parties of $nil (2002 — $0.3).

(b) In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During 2003, these purchases totalled $6.3 (2002 — $7.2). At March 31, 2003, included in accounts payable, are amounts due to these related parties of $4.4 (2002 — $5.5).

(c) The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. During 2003, the Company paid $2.3 (2002 — $1.5) related to such agreements. At March 31, 2003, the amount due to these related parties was $9.3 of which $6.8 is included in long-term liabilities pertaining to certain broadcast intangible assets described in note 25 (a).

(d) At March 31, 2003, included in accounts receivable, the Company has $4.3 (2002 — $8.2) due from a minority interest that exerts significant influence over a subsidiary of the Company.

(e) Loans of $2.3 (2002 — $2.2) are due from senior officers. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

(f) In 2002, the Company reacquired an option to purchase a 1% interest in History Television Inc. from a senior officer of the Company for cash of $1.5. The exchange amount was based on the equivalent amount to that paid to a third party for a minority interest.

27. REVISION OF PRIOR YEARS' RESULTS

In accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the Company's interest in the two CSI television series should be accounted for as a 50% jointly controlled production. The Company has revised its financial statements for 2002 and 2001 to reflect a revision to the previous accounting with respect to the licence fees paid and contributions made by another party to this jointly controlled production. Based on this revision, the results of operations and financial position for the Company were revised for the fiscal years ended 2002 and 2001.

2002	AS PREVIOUSLY REPORTED	EFFECT OF REVISION	REVISED AMOUNT
Total assets	1,708.6	(8.1)	1,700.5
Total liabilities	1,143.7	24.7	1,168.4
Revenue	959.9	(47.1)	912.8
Direct operating profit	276.3	(21.7)	254.6
Earnings before undernoted	159.7	(21.7)	138.0
Net earnings (loss)	47.0	(19.5)	27.5
Basic earnings per common share	$1.19	$(0.50)	$0.69
Diluted earnings per common share	$1.19	$(0.50)	$0.69
2001	AS PREVIOUSLY REPORTED	EFFECT OF REVISION	REVISED AMOUNT
Total assets	1,759.0	(10.5)	1,748.5
Total liabilities	1,170.3	2.8	1,173.1
Revenue	806.1	(30.1)	776.0
Direct operating profit	225.8	(14.8)	211.0
Earnings before undernoted	133.6	(14.8)	118.8
Net earnings (loss)	25.1	(13.3)	11.8
Basic earnings per common share	$0.79	$(0.42)	$0.37
Diluted earnings per common share	$0.79	$(0.42)	$0.37

The effect of the change in accounting on fiscal 2003 was a decrease in revenue of $88.1, a decrease in direct operating profit and earnings (loss) before undernoted of $16.3, a decrease in net earnings (loss) of $14.7, a decrease in basic and diluted earnings (loss) per share of $0.34, a decrease in total assets of $0.6 and an increase in total liabilities of $46.9.

28. RECENT ACCOUNTING PRONOUNCEMENTS

(a) Impairment of Long-Lived Assets    In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets," which is effective for fiscal years beginning on or after April 1, 2003. Under this Section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this Section to have a significant impact on its financial results.

(b) Disposal of Long-Lived Assets and Discontinued Operations    In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP. The Company does not expect the adoption of this Section to have a significant impact on its financial results.

(c) Consolidation of Variable Interest Entities    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on the Company's financial position or results of operations.

29. SUBSEQUENT EVENT

In April 2003, one of the Company's joint ventures sold its investment in real estate for cash proceeds of $7.0. The Company's proportionate share of the pre-tax gain on sale is approximately $1.4.